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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ... )*

                            VDC Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   91821B 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Frederick W. Moran
                            VDC Communications, Inc.
                               75 Holly Hill Lane
                               Greenwich, CT 06830
                                 (203) 869-5100
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 27, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.204.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 91821B 10 1                                          Page 2 of 7 Pages
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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

                  Frederick W. Moran
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
                  (b)
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         3.       SEC Use Only

--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions)

                  PF
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization

                  U.S.A.
--------------------------------------------------------------------------------
Number of             7.               Sole Voting Power
Shares Bene-
ficially by                            2,069,480
Owned by Each         ----------------------------------------------------------
Reporting             8.               Shared Voting Power
Person With
                                       0
                      ----------------------------------------------------------
                      9.               Sole Dispositive Power

                                       2,069,480
                      ----------------------------------------------------------
                      10.              Shared Dispositive Power

                                       0
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,069,480
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11)

                  9.6%
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions)

                  IN

         This statement (the "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock") of VDC Communications, Inc., a Delaware corporation (the "Issuer"). This Statement constitutes an initial filing of
Schedule 13D for Frederick W. Moran ("Mr. Moran").


Item 1.   Security and Issuer

         This Statement relates to the Issuer's Common Stock. The address of the Issuer's principal executive office is 75 Holly Hill Lane, 3rd Floor, Greenwich, CT 06830.

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CUSIP No. 91821B 10 1                                          Page 3 of 7 Pages
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Item 2.  Identity and Background

         (a)      The name of the person filing this Statement is  Frederick  W.
Moran.

         (b-c) Mr. Moran's principal occupation is Managing Director of Equity Research for Jefferies & Company, Inc. Mr. Moran's business address and the address of Jefferies & Company, Inc. is 520 Madison Avenue, 12th Floor, New York, NY 10022. Jefferies & Company, Inc.'s principal business is investment banking/securities brokerage.

         (d) During the last five years, Mr. Moran has not been convicted in any criminal proceeding.

         (e) During the last five years, Mr. Moran has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Moran is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration

         On October 27, 1999, Mr. Moran purchased from Issuer 666,667 shares of Common Stock for $500,000.25. The source of this purchase price was Mr. Moran's personal funds. Mr. Moran's acquisition of the above-referenced shares was part of an overall private placement conducted by the Issuer in October 1999 (the "October Private Placement") in which the Issuer sold 1,333,334 shares of Common Stock in a non-public offering exempt from registration pursuant to Section 4(2), and Rule 506 of Regulation D of the Securities Act of 1933 as follows:

                    Shareholder                                                   Number of Shares      Consideration ($)
                    -----------                                                   ----------------      -----------------

                    Adase Partners, L.P.                                                   140,000              105,000.00
                    The Lucien I. Levy Revocable Living Trust                               10,000                7,500.00
                    Frederick W. Moran                                                     666,667              500,000.25
                    Merl Trust                                                              28,000               21,000.00
                    O.T. Finance, SA                                                        22,000               16,500.00
                    Alan B. Snyder                                                         266,667              200,000.25
                    Eric M. Zachs                                                          200,000              150,000.00
                                                                                           -------              ----------
                    Total                                                                1,333,334            1,000,000.50


         The  following   paragraphs  detail  certain  prior  transactions  that
resulted in the acquisition of certain securities reflected in this Statement.

         On December 23, 1998, Mr. Moran purchased from Issuer 100,000 shares of Common Stock for $362,500. The source of this purchase price was Mr. Moran's personal funds. Mr. Moran's acquisition of the above-referenced shares was part of an overall private placement conducted by the Issuer in December 1998 (the "December Private Placement") in which the Issuer sold 245,159 shares of Common Stock in a non-public offering exempt from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Act as follows:

--------------------------------------------------------------------------------
CUSIP No. 91821B 10 1                                          Page 4 of 7 Pages
--------------------------------------------------------------------------------


Shareholder                          Number of Shares         Price per Share
-----------                          ----------------         ---------------
Anne Moran                                 35,310                  $3.625
Anne Moran, IRA                            49,379                  $3.625
Frederick A. Moran &                       41,380                  $3.625
Anne Moran
Frederick A. Moran, IRA                       331                  $3.625
Frederick W. Moran                        100,000                  $3.625
Joan Moran, IRA                               248                  $3.625
Kent Moran                                  8,221                  $3.625
Luke Moran                                  9,352                  $3.625
Moran Equity Fund, Inc.                       938                  $3.625
                                              ---
TOTAL                                     245,159


         In May 1998, Mr. Moran purchased from Issuer 100,000 shares of Common Stock for $600,000. The source of this purchase price was Mr. Moran's personal funds. Mr. Moran's acquisition of the above-referenced shares was part of an overall private placement conducted by the Issuer in May 1998 (the "May Private Placement"), in which the Issuer sold 583,430 shares of Common Stock in a non-public offering exempt from registration pursuant to Section 4(2) and Rule 506 of Regulation D of the Act as follows:


Shareholder                         Number of Shares    Price Per Share
-----------                         ----------------    ---------------

Lancer Offshore, Inc.                     150,000            $6.00
Lancer Voyager Fund                        25,000            $6.00
Anne Moran                                 39,333            $6.00
Anne Moran Trust                              250            $6.00
Anne Moran, IRA                            11,667            $6.00
Moran Equity Fund, Inc.                    27,000            $6.00
Frederick A. Moran                         85,667            $6.00
Frederick A. Moran                         23,667            $6.00
& Joan B. Moran
Frederick A. Moran Trust                      180            $6.00
Frederick W. Moran                        100,000            $6.00
Kent Moran                                 10,000            $6.00
Kent Moran, IRA                               333            $6.00
Luke Moran                                 10,000            $6.00
Luke Moran, IRA                               333            $6.00
Alan B. Snyder                            100,000            $6.00
                                          -------
TOTAL                                     583,430


         Pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, by and among VDC Corporation Ltd. ("VDC"), a Bermuda company, the Issuer (then known as VDC (Delaware), Inc.), Sky King Communications, Inc., a Connecticut corporation ("Sky King") and the Sky King shareholders (the "Merger Agreement"), as further amended by an Amendment to the Merger Agreement, dated March 6, 1998 (the "Amendment"), Sky King merged with and into the Issuer (the "Merger"). In exchange for their shares of Sky King common stock, Sky King shareholders were issued shares of preferred stock of the Issuer ("Preferred Stock"). As part of the Merger, Mr. Moran was issued 1,422,850 shares of Preferred Stock. In accordance with the terms of the Merger Agreement, all shares of Preferred Stock, including those shares held by Mr. Moran, were converted into shares of Issuer Common Stock upon the merger of VDC with and into the Issuer on November 6, 1998.

         References to, and descriptions of, the Merger Agreement and the Amendment as set forth in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and the Amendment, included as

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CUSIP No. 91821B 10 1                                          Page 5 of 7 Pages
--------------------------------------------------------------------------------

Exhibits 1 and 2, respectively, and are incorporated in this Item 3 where such references and descriptions appear.

Item 4.  Purpose of the Transaction

         Mr. Moran acquired the shares of Common Stock in the transactions set forth in Item 3 for personal investment.

         Except as set forth below, Mr. Moran does not have any present plans or proposals which relate to, or would result in: (a) an acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors (the "Board") or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to the Act; or (j) any action similar to those enumerated above.

         Mr. Moran reserves the right to acquire or sell securities of the Issuer to the extent he deems advisable in light of market conditions and other factors.

Item 5.  Interest in Securities of the Issuer

         (a-b) Mr. Moran is the beneficial owner of, and has sole dispositive voting power with respect to, 2,069,480 shares of Common Stock, which shares constitute 9.6% of the issued and outstanding shares of Common Stock (based upon 21,506,917 shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999). Mr. Moran does not share voting or dispositive power with respect to said shares.

         (c) Except for the transactions described in Item 3 above, Mr. Moran has not effected any transactions in the securities of the Issuer during the past sixty (60) days.

         (d) No persons, other than Mr. Moran, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Moran.

         (e)      Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities Holder

         The information set forth in Item 3 is hereby incorporated by reference. Copies of the Merger Agreement and the Amendment are attached hereto as Exhibit 1 and 2, respectively.

         On October 27, 1999, Mr. Moran entered into a Securities Purchase Agreement with the Issuer pursuant to which Mr. Moran purchased 666,667 shares of Issuer Common Stock at a price of $.75 per share. Also on October 27, 1999, in connection with the same transaction, Mr. Moran entered into a Registration Rights Agreement with the Issuer. The Registration Rights Agreement provided for piggyback registration rights upon offerings by the Issuer (subject to standard and customary underwriter scale-back provisions and other restrictions) with all registration expenses, subject to certain limitations, to be paid by the Issuer.

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CUSIP No. 91821B 10 1                                          Page 6 of 7 Pages
--------------------------------------------------------------------------------

         On December 23, 1998, Mr. Moran entered into a Securities Purchase Agreement with the Issuer pursuant to which Mr. Moran purchased 100,000 shares of Issuer Common Stock at a price of $3.625 per share. The Securities Purchase Agreement contained registration rights providing that the Issuer shall use reasonable best efforts to file a registration statement within 120 days of closing in which the shares subject to the Securities Purchase Agreement are included (subject to standard and customary underwriter scale-back provisions and other restrictions) with all registration expenses to be paid by the Issuer.

         On May 27, 1998, Mr. Moran entered into a Securities Purchase Agreement with VDC Corporation Ltd. (predecessor to Issuer)("VDC") pursuant to which Mr. Moran purchased 100,000 shares of VDC common stock at a price of $6.00 per share. The Securities Purchase Agreement contained registration rights providing that the Issuer shall use best efforts to file a registration statement within 90 days of closing in which the shares subject to the Securities Purchase Agreement are included (subject to standard and customary underwriter scale-back provisions and other restrictions) with all registration expenses to be paid by VDC.

         The descriptions of the above contracts and agreements do not purport to be complete and are qualified in their entirety by reference to the appropriate complete contract or agreement attached as an Exhibit to this Statement. Such Exhibits are incorporated in this Item 6 in their entirety to supplement the appropriate reference or description above.

Item 7.  Material to Be Filed as Exhibits

1. Amended and Restated Agreement and Plan of Merger, by and among VDC Corporation Ltd., VDC (Delaware), Inc., Sky King Communications, Inc. and the shareholders of Sky King Communications, Inc., dated December 10, 1997.

2. Amendment to Amended and Restated Agreement and Plan of Merger, by and among VDC Corporation Ltd., VDC (Delaware), Inc., Sky King Communications, Inc. and the shareholders of Sky King Communications, Inc., dated March 6, 1998.

3. Securities Purchase Agreement by and between VDC Communications, Inc. and Frederick W. Moran, dated October 27, 1999.

4. Registration Rights Agreement by and between VDC Communications, Inc. and Frederick W. Moran, dated October 27, 1999.

5. Securities Purchase Agreement by and between VDC Communications, Inc. and Frederick W. Moran, dated December 23, 1998.

6. Securities Purchase Agreement by and between VDC Corporation Ltd. and Frederick W. Moran, dated May 27, 1998.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 17, 1999.
--------------------------------------------------------------------------------
Date

/s/Frederick W. Moran
--------------------------------------------------------------------------------
Signature

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CUSIP No. 91821B 10 1                                          Page 7 of 7 Pages
--------------------------------------------------------------------------------

Frederick W. Moran
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Name/Title

Attention:  Intentional  misstatements or omissions of fact constitute   Federal
criminal  violations (See 18 U.S.C. 1001)